

August 15, 2014

Via E-mail
John T. Lewis
Chief Executive Officer
CONE Midstream Partners LP
1000 CONSOL Energy Drive
Canonsburg, Pennsylvania 15317

> **Re: CONE Midstream Partners LP**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Filed July 25, 2014**
> **CIK No. 0001610418**

Dear Mr. Lewis:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to comment 3 in our letter dated July 11, 2014 and the materials you provided in support of several of your statements. In some instances, however, it does not appear that you have provided sufficient context for the statistics to which you cite. For example, in the introductory paragraph under "U.S. Natural Gas Market Fundamentals" on page 102 you cite statistics that the EIA uses to indicate that energy intensity will decline. In your disclosure, clarify why you have disclosed these statistics if the source from which you quote seems to be using them to draw conclusions that you have not discussed.

Prospectus Summary, page 1

Overview, page 1

2. We note your response to comment 7 in our letter dated July 11, 2014. Please revise your disclosure, here and elsewhere in your registration statement, to clarify the method by which you calculated the number of potential drilling locations, as well as the risks and potential timing of the development of such wells.

Our Relationship with Our Sponsors and CONE, page 6

3. Please clarify that CONE is under no obligation to sell you any assets, and that you do not know when or if CONE will make an offer to sell any such assets.

4. Please disclose the value of the common units and subordinated units that CONE will receive in connection with completion of this offering.

5. Please clarify the meaning of "controlling interest" with regard to your holdings of each of your Anchor Systems, Growth Systems and Additional Systems. Please also state that, through your control relationships, following the completion of this offering, you will ultimately control and manage the day to day operations, business and affairs of the Anchor, Growth and Additional Systems, as you indicate in your response to comment 39. As a related matter, please revise the chart that appears on page 10 to refer to the three Operating Subsidiaries by their names and identify the general and limited partnership interests held in such entities.

Risk Factors, page 21

Risks Related to Our Business, page 21

The McQuay to Majorsville Pipeline experienced a slip at two stream crossings. . ., page 30

6. Please update this risk factor as of the most recent practicable date.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 88

Other Factors Impacting Our Business, page 92

7. Please clarify the "increased well economics associated with wet gas wells" that "will incentivize [y]our Sponsors to increase their wet gas production," including how this will allow your Sponsors to "economically produce from their wet gas wells in low commodity price environments."

Business, page 108

Our Gathering Agreements, page 117

8. We note your indication on pages 85 and 148 that you will be entering into new long-term gathering agreements with your Sponsors. Confirm that the summary you provide here reflects the terms of your new long-term gathering agreements and specify the start of the 20-year term.

9. We note that your Sponsor may "temporarily" release your dedicated acreage from dedication. Please clarify the amount of time for which such acreage may be released, as well as the impact of any such release on your business in the case of a temporary or permanent release.

Conflicts of Interest and Duties, page 149

10. Please revise your discussion here to specifically address the fact that your gathering agreements with your Sponsors reflect all of your historical and, at least for now, anticipated revenues. Specifically, your discussion of contracts between you and your general partner on page 149 could be enhanced to specifically discuss the conflicts associated with the contracts that govern your only source of revenue, given that the Sponsors control your general partner.

Unaudited Pro Forma Condensed Financial Statements, page F-2

11. We note your response to comment 38 from our letter dated July 11, 2014. Please describe in reasonable detail the types of expenses that are likely to increase under these agreements and disclose why management is unable to provide an estimate of the likely increase or aggregate amounts, similar to your disclosure about the additional expenses associated with being a publicly traded partnership.

12. We note your response to comment 39 from our letter dated July 11, 2014. Please tell us in more detail how you determined that CONE Operating has the obligation to absorb the losses of/receive the benefits from the VIE that could be potentially significant to the VIE. It appears from your response that CONE Operating would absorb losses or receive benefits with respect to its 5% ownership interest. Please also address whether you considered the GP interests and LP interests to be related parties and if that determination affected your analysis.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

Please contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have any questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director